January 31, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Jeffrey P. Riedler

100 F Street, N.E.

Washington, D.C.  20549

Re:                             uniQure B.V.

Registration Statement on Form F-1

File No. 333-193158

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of uniQure B.V. that the effectiveness of the Registration Statement on Form F-1 (Registration No. 333-193158) be accelerated so that the Registration Statement will become effective at 2:30 P.M. Eastern Time on February 4, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have effected between January 24, 2014 and the date hereof approximately the following distribution of the preliminary prospectus:

1,159 to institutions;

200 to prospective underwriters; and

10 to others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

JEFFERIES LLC
LEERINK PARTNERS LLC

JEFFERIES LLC

By:	/s/ Gil Bar-Nahum
Name:	Gil Bar-Nahum
Title:	Managing Director

LEERINK PARTNERS LLC

By:	/s/ Daniel Lepanto
Name:	Daniel Lepanto
Title:	Managing Director